Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

NPS Allelix Inc. Announces Redemption Of Exchangeable Shares

07:48 EST Wednesday, March 12, 2003

TORONTO, ONTARIO—NPS Allelix Inc. (“NPS Allelix”) (TSX: NX), a subsidiary of NPS Holdings Company (“NPS Holdings”) and an indirect subsidiary of NPS Pharmaceuticals Inc. (“NPS”) (Nasdaq: NPSP), announced today that the board of directors has resolved to redeem its outstanding Exchangeable Shares. It was also announced that NPS Holdings has exercised its overriding call right to purchase the outstanding exchangeable shares (the “Redemption Call Right”). A Notice of Redemption and Exercise of Call Right and a Purchase and Transmittal Form have been mailed to holders of Exchangeable Shares.

NPS has entered into a merger agreement dated February 19, 2003 pursuant to which NPS and Enzon Pharmaceuticals, Inc. have agreed to engage in a business combination. Pursuant to the Merger Agreement, a holder of NPS Common Shares will be entitled to receive, for each NPS Common Share held at the effective time of the Merger, one common share to be issued by the corporation (“Newco”) which will thereafter own indirectly the businesses previously owned by NPS and Enzon.

Holders of Exchangeable Shares will be entitled to vote in respect of the Merger in the same manner as they have voted at prior meetings of NPS shareholders. An information circular and proxy prepared in connection with the meeting of NPS shareholders at which the Merger will be considered will be delivered to holders of Exchangeable Shares at the same time that it is delivered to NPS shareholders.

Pursuant to the Merger Agreement, NPS has agreed to cause NPS Holdings to purchase the Exchangeable Shares prior to the completion of the Merger which is anticipated to occur in June, 2003. NPS intends to cause NPS Holdings to acquire the Exchangeable Shares on the first business day prior to the date to be fixed by NPS and Enzon for the closing of the Merger (the “Closing Date”). However, if the closing has not occurred prior thereto, the Exchangeable Shares will be acquired by NPS Holdings pursuant to the Redemption Call Right on July 4, 2003. The actual date fixed for redemption (the “Redemption Date”) will be disclosed by NPS Allelix by way of a press release not less than 30 days prior to the Redemption Date.

If the Merger is completed on the Closing Date, holders that have complied with the procedures set out in the Purchase and Transmittal Form prior thereto will receive certificates evidencing the shares of Newco to which they will become entitled as holders of the NPS Common Shares to be issued pursuant to the Redemption Call Right. If the Merger is not completed on the Closing Date, holders that have complied with the procedures set out in the Purchase and Transmittal Form prior thereto will receive certificates evidencing the NPS Common Shares to which they are entitled pursuant to the Redemption Call Right. If the Merger is subsequently completed, holders of NPS Common Shares will receive a Letter of Transmittal from Newco with instructions concerning the exchange of the certificates evidencing NPS Common Shares for certificates evidencing the common shares of Newco.

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions Of The Private Securities Litigation Reform Act Of 1995

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 of the U.S. Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’ and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

FOR FURTHER INFORMATION PLEASE CONTACT: NPS Pharmaceuticals, Inc., Kevin J. Ontiveros, Associate General Counsel, (801) 584-5481, Kontiveros@npsp.com